NATIONAL INTERSTATE CORPORATION

EXHIBIT 21.1

Company [1]	State/Jurisdiction
American Highways Insurance Agency, Inc.	OH
Explorer RV Insurance Agency, Inc.	OH
Hudson Indemnity, Ltd.	Cayman Islands
National Interstate Insurance Company	OH
National Interstate Insurance Company of Hawaii, Inc.	HI
National Interstate Insurance Agency, Inc.	OH
Safety, Claims & Litigation Services, Inc.	PA

[1] All subsidiary companies are wholly owned by National Interstate Corporation, except National Interstate Insurance Company of Hawaii, which is a wholly owned subsidiary of National Interstate Insurance Company.